Exhibit 99.1

NeuroSense CEO Provides Q2 2023 Update

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CAMBRIDGE, Mass., July 6, 2023 -- NeuroSense Therapeutics Ltd. (Nasdaq: NRSN) (“NeuroSense”), a company developing treatments for severe neurodegenerative diseases, today provided an update from its CEO, Alon Ben-Noon, on the Company’s clinical and operational developments during the second quarter of 2023.

Phase 2b Amyotrophic Lateral Sclerosis (ALS) PARADIGM Trial Completed Patient Enrollment

●	Topline results expected Q4 2023

●	96% of participants who completed the trial chose to continue in the study and be treated with PrimeC through a 12-month open-label extension

Strategic Scientific Agreement with Biogen

●	Biogen will evaluate the impact of PrimeC on neurofilament levels in the plasma of participants in NeuroSense’s Phase 2b ALS PARADIGM trial

●	Biogen will fund this meaningful neurofilament biomarker study and upon receipt of results, has the right of first refusal to co-develop / commercialize PrimeC for the treatment of ALS for a limited time following the results

Phase 2 Alzheimer’s Disease (AD) Trial Under Preparation

●	Biomarker study revealed elevated levels of novel biomarker TDP-43 in AD as compared to healthy controls

●	Results demonstrate therapeutic potential of NeuroSense’s combination drug platform for AD

●	Phase 2 double-blind proof-of-concept clinical study is now under preparation, with regulatory submissions and site readiness ongoing during Q2 2023 and first patient enrolled expected in Q3 2023

Parkinson’s Disease (PD) Biomarker Study Completed

●	NeuroSense observed a statistically significant (p= 0.002) decrease in levels of AGO2, a novel PD biomarker, in newly diagnosed PD patients (n=15) when compared to the healthy control group

●	Planning to co-develop PD indication with collaborators that have a core focus on Parkinson’s

Capital Raise of $4.5 Million

●	NeuroSense is funded now through mid-2024 with major inflection points expected, including top-line results from PARADIGM

“With enrollment of PARADIGM completed, we are on track to report topline results before the end of 2023 as we work on several additional value-driving events.” stated Alon Ben-Noon, CEO of NeuroSense.

About NeuroSense

NeuroSense Therapeutics, Ltd. is a clinical-stage biotechnology company focused on discovering and developing treatments for patients suffering from debilitating neurodegenerative diseases. NeuroSense believes that these diseases, which include amyotrophic lateral sclerosis (ALS), Alzheimer’s disease and Parkinson’s disease, among others, represent one of the most significant unmet medical needs of our time, with limited effective therapeutic options available for patients to date. Due to the complexity of neurodegenerative diseases and based on strong scientific research on a large panel of related biomarkers, NeuroSense’s strategy is to develop combined therapies targeting multiple pathways associated with these diseases.

For additional information, we invite you to visit our website and follow us on LinkedIn and Twitter.

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on NeuroSense Therapeutics’ current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict and include statements regarding the timing of preclinical and clinical data for PrimeC and the timing of enrollment for clinical trials. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate and actual results could differ materially and adversely from those anticipated or implied in the forward looking statements due to a number of risks and uncertainties. Such risks and uncertainties include a delay in the reporting of top-line results from our ALS Phase 2b clinical trial, a delay in commencement of our Phase 2 study in Alzheimer’s and a delay in other clinical and regulatory milestones. More information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 22, 2023. You should not rely on these statements as representing our views in the future. Forward-looking statements contained in this announcement are made as of this date, and NeuroSense Therapeutics Ltd. undertakes no duty to update such information except as required under applicable law.

For further information: Email: info@neurosense-tx.com, Tel: +972 (0)9 799 6183